Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2012	2011	2012	2011
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$116,427	$118,783	$180,507	$236,502

Interest and other debt expense(1)	16,005	17,268	86,326	47,654

Interest portion of rental expense	128	207	388	568

Earnings before fixed charges	$132,560	$136,258	$267,221	$284,724

Fixed charges:

Interest and other debt expense(1)	$16,005	$17,268	$86,326	$47,654

Interest portion of rental expense	128	207	388	568

Capitalized interest	72	190	201	551

Total fixed charges	$16,205	$17,665	$86,915	$48,773

Ratio of earnings to fixed charges	8.18	7.71	3.07	5.84

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(1)	Includes a loss on early extinguishment of debt of $38.7 million for the nine months ended September 30, 2012 and $1.0 million for the three and nine months ended September 30, 2011.